NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. Acquires East-Central

Alberta Oil Field Equipment Distributor

Calgary, Alberta, December 3, 2007 – CE Franklin Ltd. (TSX.CFT, AMEX.CFK) announced today that it has acquired JEN Supply Inc. (“JEN Supply”).  The transaction will be financed from available bank credit facilities and is expected to be accretive to CE Franklin shareholders.

JEN Supply is based in Stettler, Alberta, Canada and operates four oil field equipment supply stores in east-central Alberta.  JEN Supply was founded in 1997 and has grown profitably, with revenues of approximately $22 million for the last 12 months.  JEN Supply has been acquired on a debt free basis.

 “JEN Supply is a leading supplier to the oil and gas industry in east-central Alberta with a reputation for quality service,” said Michael West, Chairman, President and CEO.  “The combination of JEN Supply and CE Franklin’s operations and talent in the east-central Alberta market will strengthen CE Franklin’s market presence and reach, resulting in improved customer service capability and operating efficiencies.”

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oilsands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 42 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Mark Schweitzer

Vice President and Chief Financial Officer

403-531-5603

800-345-2858

investor@cefranklin.com

*****

1 of 1